June 2, 2015
JEFFREY R. VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Ivan Griswold, Attorney-Advisor
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Fitbit, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 21, 2015
File No. 333-203941

Ladies and Gentlemen:

On behalf of Fitbit, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (File No. 333-203941) initially filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on May 7, 2015 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated May 28, 2015 (the “Letter”) with respect to Amendment No. 1 to the Registration Statement filed by the Company with the Commission on May 21, 2015 (“Amendment No. 1”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Amendment No. 2 in paper format marked to show changes from Amendment No. 1. In addition to addressing the comments raised by the Staff in its letter, the Company has further revised the Registration Statement to update certain other disclosures and to reflect the initial price range with respect to the Company’s public offering.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

June 2, 2015

Summary Consolidated Financial and Other Data, page 12

1.	We note your response to prior comment 3 and amended disclosure on page 58 stating that you do not believe that the Paid Active User metric has a direct effect on your revenue and operating results since substantially all of your revenue to date has been derived from sales of your connected health and fitness devices. Please also include this clarifying disclosure in note 5 to your table.

In response to the Staff’s comment, the Company has revised its disclosures on pages 13 and 51 of Amendment No. 2.

Key Business Metrics

Paid Active Users, page 57

2.	We note your response to prior comment 2. However, we continue to believe that this metric does not provide sufficient insight into the level of engagement of your users, since it does not provide information into the number of users that became inactive during the periods presented. Please provide additional quantitative information on typical user activity, and corresponding challenges, if any, encountered to date in retaining users. To the extent that you do not track, currently calculate, or use any metrics regarding churn rates of your users or the number of users that became inactive during any given period, please state so unequivocally, and discuss resulting risks. Disclose that this metric does not measure individual users’ continual engagement on your platform and should not be used for that purpose.

The Company does not currently or regularly track, calculate, and use in order to manage its business, metrics regarding churn or retention rates of its individual users or the number of individual users that become inactive during any given period. In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 3, 7, 25, 26, 56, 57, 86-90 and 100 of Amendment No. 2.

3.	We note your response to prior comments 3 and 5. However, describing this pool of users as “paid active users” appears inappropriate, since substantially all your users could be characterized as “paid” users with the exception of users that have downloaded free apps, which you state represents a non-material number of your users. Furthermore, since you state that the measure does not have a direct effect on revenues, it appears improper to refer to such users as “paid.” To the extent that you elect to retain this measure, revise your disclosure to ensure that the title of the metric does not suggest that users counted in this measure have contributed to your revenues beyond your ordinary sales of hardware.

In response to the Staff’s comment, the Company has revised its disclosures in Amendment No. 2 to eliminate references to “paid” when referring to its active user metric.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

June 2, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, James D. Evans at (206) 389-4559.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Via E-mail

James Park

William Zerella

Andy Missan, Esq.

Juliana Chen, Esq.

Cynthia C. Hess, Esq.

James D. Evans, Esq.

Ran D. Ben-Tzur, Esq.

Rezwan D. Pavri, Esq.

Richard A. Kline, Esq.